Via Edgar

December 14, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Rucha Pandit

Re:	International Media Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 6, 2023
File No. 001-40687

Dear Ms. Pandit:

International Media Acquisition Corp. (the “Company”), is hereby responding to the letter, dated December 13, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s preliminary proxy statement, File No. 001-40687 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (“Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Proxy Statement to address the comments, by providing an explanation if the Company has not so revised the Proxy Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement. The changes reflected in the Amended Proxy Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A

General

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We note that you are seeking to extend your termination date to January 2, 2025, a date which is 41 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to January 2, 2025 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

Response: The Company has revised the disclosure on pages 12, 17 and 26 of the Amended Proxy Statement.

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Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Shibasish Sarkar
Shibasish Sarkar

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